## Appendix B

**Unaudited Interim Consolidated Financial Statements**
**Omega Insurance Holding Inc.**

# Omega Insurance Holding Inc.
## Consolidated Balance Sheet
**As at March 31, 2015 and March 31, 2014**
**(Unaudited)**

| | March 31, 2015 | March 31, 2014 |
|---|---|---|
| **Assets** | | |
| Cash and Cash Equivalents | $ 1,057,558 | $ 476,684 |
| Investments | 27,295,619 | 28,896,255 |
| Accrued Investment Income | 232,912 | 240,050 |
| Trade and Other Receivables | 3,817,330 | 3,923,676 |
| Unearned Premium Ceded | 3,206,218 | 1,912,494 |
| Unpaid Claims Ceded | 5,798,448 | 4,490,064 |
| Deferred Policy Acquisition Costs | 663,629 | 624,151 |
| Prepaids | 91,969 | 85,724 |
| Capital Assets | 56,026 | 2,196 |
| Deferred income Taxes | 668,000 | 824,000 |
| Goodwill | 1,597,314 | 1,597,314 |
| **Total Assets** | **$ 44,485,023** | **$ 43,072,608** |

| | March 31, 2015 | March 31, 2014 |
|---|---|---|
| **Liabilities** | | |
| Payables and Accruals | $ 5,250,827 | $ 4,038,549 |
| Unearned Premiums and Unearned Revenue | 3,825,135 | 3,456,968 |
| Provision for Unpaid Claims and Adjustment Expense | 16,521,543 | 18,193,637 |
| Other Liabilities | 5,007,175 | 4,554,568 |
| Unearned Commissions | 478,755 | - |
| **Total Liabilites** | 31,083,435 | 30,243,722 |
| **Shareholder's Equity** | | |
| Common Shares | 12,950,000 | 12,950,000 |
| Accumulated Other Comprehensive Income | 869,123 | 545,201 |
| Deficit | (417,535) | (666,315) |
| **Total Shareholder's Equity** | 13,401,588 | 12,828,886 |
| **Total Liabilities and Shareholder's Equity** | **$ 44,485,023** | **$ 43,072,608** |

## Omega Insurance Holding Inc.
## Consolidated Income Statement
**For the three months ended March 31, 2015 and March 31, 2014**
**(Unaudited)**

| | March 31, 2015 | March 31, 2014 |
|---|---|---|
| Revenue | | |
| Insurance Premiums Written | $ 11,407,259 | $ 9,482,392 |
| Insurance Premiums Ceded to Reinsurers | (10,991,775) | (3,543,302) |
| Net Insurance Premiums Written | 415,484 | 5,939,090 |
| Change in Unearned Premiums | 990,136 | (179,183) |
| Net Insurance Premiums Earned | 1,405,620 | 5,759,907 |
| Consulting and management fee income | 147,666 | 131,333 |
| Investment Income | 160,704 | 169,906 |
| Total Revenue | 1,713,990 | 6,061,146 |
| **Expenses** | | |
| Net Claim and Adjustment Expenses | 739,250 | 3,148,102 |
| Policy Acquisition Expenses | 425,008 | 2,455,349 |
| Operating and Administrative Expenses | 398,439 | 409,520 |
| Total expenses | 1,562,697 | 6,012,971 |
| Net Income Before Income Taxes | 151,293 | 48,175 |
| Income Taxes | 35,000 | 9,000 |
| **Net Income** | $ 116,293 | $ 39,175 |

| | | |
|---|---|---|
| Other Comprehensive Income | $ 320,635 | $ 154,973 |
| Income Taxes on Other Comprehensive Income | 84,000 | 40,000 |
| Other Comprehensive Income | 236,635 | 114,973 |
| **Comprehensive Income** | $ 352,928 | $ 154,148 |